EXHIBIT 99.E-1

Recent Developments in the Republic of South Africa as of April 11, 2022

The information included in this section supplements the information about the Republic contained in the Republic's Annual Report for 2021 on Form 18-K filed with the Securities and Exchange Commission on March 2, 2022, as amended from time to time ("Annual Report for 2021"). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2021, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2021.

Recent Ratings Developments

South Africa's sovereign credit ratings remain below investment grade according to the three major ratings agencies (Moody's, S&P and Fitch). South Africa's current long-term foreign-currency ("LTFC") and long-term local-currency ("LTLC") ratings are set forth below.

Rating Agency	Credit Rating Action	Action	LTFC	LTLC	Outlook
S&P	21 May 2021	Affirmation	BB-	BB	Stable
Fitch	15 December 2021	Affirmation	BB-	BB-	Stable
Moody’s	1 April 2022	Affirmation	Ba2	Ba2	Stable

On April 1, 2022, Moody’s affirmed South Africa’s LTFC and LTLC ratings at ‘Ba2’ and ‘Ba2’, respectively, and changed the outlook on South Africa to stable from negative, citing an improved fiscal outlook that raises the likelihood of the Government’s debt burden stabilizing over the medium-term. Moody's noted that the risks related to weak state-owned enterprises and social demands remain, however the rating agency believes that they are consistent with a Ba2 rating.

Other Recent Developments

Since the Russian military invasion of Ukraine in February 2022, South Africa has experienced a sharp increase in fuel prices. In response, the Government has taken certain actions to ease the impact of such rising prices and may take further actions in the future.

On March 31, 2022, Minister of Finance, Enoch Godongwana, and Minister of Mineral Resources and Energy, Gwede Mantashe, announced a temporary reduction of the general fuel levy by R1.50c per litre, for the period of April 6, 2022 to May 31, 2022, to support a phasing in of the fuel price increases expected in the short term. The reduction of the general fuel levy will not require adjustments to the annual national budget, as the proposal is not expected to have an impact on the fiscal framework. It will be funded by a liquidation of a portion of the strategic crude oil reserves. The revenue foregone by the reduction in the levies is expected to be recouped through a sale of strategic crude oil reserves, which are held by the Strategic Fuel Fund, which is a subsidiary of the Central Energy Fund. The sale would be required to raise approximately R6 billion. In addition, a broader package of proposed measures were announced, which would be introduced from June 1, 2022, including:

•	A reduction in the Basic Fuel Price of 3c per litre, in line with the recommendations of the review done by the Department of Mineral Resources ("DMRE").
•	The termination of the Demand Side Management Levy ("DSML") of 10c per litre on 95 unleaded petrol sold inland.
•	The introduction of a price cap on 93 octane petrol, following from the previous DMRE proposal and consultation. This means that retailers can sell below the regulated prices.
•	The termination of the practice of publishing guidance by the DMRE on diesel prices to promote greater competition.
•	The Regulatory Accounting System (including the retail margin, wholesale margin and secondary storage and distribution margins) will be reviewed to assess whether adjustments can be made to lower the margins over the medium term. Interventions will be considered by the DMRE to reduce the price pressure for illuminating paraffin over the medium term.

On April 7, 2022, the Minister of Finance, Enoch Godongwana, announced that the Director-General ("DG") Dondo Mogajane, whose contract comes to an end on June 7, 2022, has elected not to extend his contract. The DG will leave the National Treasury on the expiry of his current contract to pursue new opportunities outside of the public sector. A process to recruit a new DG of the National Treasury has already commenced and the department is confident that a worthy successor will be appointed.